7/23

[redacted]

08003976

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
JUL 25 2008
THOMSON REUTERS

REGISTRANT'S NAME Roche Bay plc

*CURRENT ADDRESS ____________________

____

____

**FORMER NAME ____________________

**NEW ADDRESS ____________________

____

____

FILE NO. 82- 34988 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/24/08

RocheBay PLC

Roche Bay plc

2008 Annual Report

AR/S 3-31-08



About Roche Bay

Roche Bay plc is a mineral assets holding company that owns extensive mineral leases on the Melville Peninsula in Nunavut, northeastern Canada. Roche Bay's holdings cover what is believed to be one of the largest known bodies of magnetite iron ore in the world.

The Roche Bay ore deposits lie in two groups on the Melville Peninsula. The smaller Eastern deposits are five to ten kilometers from a natural harbour on Roche Bay wih 20+ meter water depths, and the larger Western deposits are some 120 kilometers away on the western side of the peninsula.

Roche Bay is currently focused on the development of its Eastern deposits with the help of its operating and managing partner Advanced Explorations Inc. (AXI). A newly-agreed joint venture with AXI refocuses Roche Bay into a holding company with a large economic interest in the assets, but no requirement to manage their development.

A staged earn-in agreement gives AXI an option to acquire up to a 50.1% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project by achieving specified milestones. Under the agreement, AXI assumes responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the agreement provides for formation of a joint venture, in which AXI will be responsible for the financing, design, construction and operation of a mine and processing plant producing at least 6 million tonnes per year of iron concentrates or pellets.

Roche Bay plc is domiciled in Gibraltar. Its shares (symbol RCHBF) trade in the United States over-the-counter market. Its majority shareholder is Borealis Exploration Limited (US OTC: BOREF).

Contents

The Cover

A view of the exploration camp at Roche Bay in July 2007, showing part of the campsite and a helicopter delivering equipment to a drill site in the distance.

Management's Letter to Members

June 19, 2008

Fellow Members:

Roche Bay moved significantly closer in the last fiscal year toward our goal of owning a major portion of, and earning substantial income from, a producing iron ore mine at our long-held Eastern properties at Roche Bay, Nunavut, Canada.

You will recall that just over a year ago, we concluded an extensive Option and Farm-Out Agreement with Advanced Explorations, Inc.(AXI), a Canadian company with considerable expertise in mineral exploration and mining development. AXI assumed primary responsibility for conducting the exploration drilling, confirming the feasibility of a mine at Roche Bay, developing plans for a mine and processing facilities and, not least, raising the capital required to do all this work.

In all these tasks, AXI has performed quite well. Over the past year, AXI raised and spent C$12.8 million on the exploration of Roche Bay's Eastern deposits. They built an exploration camp, drilled and tested more than 9,000 meters of core, and began many of the engineering, environmental, economic, and design studies that will be needed to confirm the project's feasibility.

As our Option Agreement, and the follow -on Joint Venture operating agreement provide, Roche Bay will own 49.9% of the project once the mine goes into production. In effect, 49% of AXI's work and spending has been on our behalf. From an accounting perspective, the value of our holdings in the Eastern deposits has increased by almost $6 million. Beyond accounting, the knowledge they have gained is bringing this project closer to production - and this asset closer to realization. To date, AXI has performed strongly and is more than meeting the deadlines set out in the Joint Venture agreement.

Revised earn-in schedule

While AXI has met its targets under the joint venture agreement, it was mutually agreed during the winter to revise those targets- accelerating the earn-in process for AXI. Our exploration over the past year revealed that the property had some unexpected geological complexity. This made the targets more difficult to reach and raised the investment threshold for AXI.

Expectations for the coming year

In the coming fiscal year, we expect to reach two major milestones. We expect AXI to issue a calculation of the estimated size of the indicated and inferred ore resource, and to publish an economic feasibility study of the project. These two documents, a reflection of more solid knowledge of the project and particularly the path to production, will further define the business in the eyes of the marketplace.

It is encouraging, then, that over the past year we have seen the iron ore market further consolidate and strengthen. The global market for iron ore remains very strong and it is expected to stay strong for the foreseeable future.

Management's Letter to Members(continued)

Ratchet fee

In fiscal year 2006 it was anticipated that Roche Bay would seek an IPO in a major European market and a public listing of its shares by May 2007. We raised capital for our exploration program from certain institutional investors with this expectation. Included in our agreement was a "ratchet fee" payable to these investors if the company did not go public as planned. The fee, totaling 5,670 shares per month, started August 1, 2007 and will terminate in January 2009. We have not made a public offering of Roche Bay shares as we had expected, and we have no plans to do so now. Instead, we pursued the partnership with AXI because we felt that it would prove most valuable to our shareholders in the long term. With AXI as a partner, and responsible for itself raising the necessary capital, the development of the property could move forward with more limited dilution to Roche Bay shareholders, and with the great benefit of an experienced management team.

Future structure

As we look at Roche Bay today, we see that our Eastern ore deposits (those covered by our agreements with AXI) are being intensively explored with plans well underway for development of a mine, while our Western deposits remain unexplored and unexploited. Our Eastern deposits have a clear economic value that is increasing rapidly, while the economic value of the Western deposits is unknown. Given such disparity in known asset values, we are currently executing an internal business-planning process to define our economic options for the Western deposits.

Summary

At this point, Roche Bay itself is essentially an asset holding company, and thus has relatively low expenses. As originally anticipated, AXI is raising and spending the bulk of the funds -- earning their equity in the project. The joint venture has been a win-win and we look forward to future years of success on this project.

Thus far, the major exploration and development program being run by AXI is successful and has added greatly to our knowledge of the ore bodies that we have held for some 40 years. The team that has made this possible is composed of many valuable individual and corporate contributors. These include not only the capable management and staff of AXI but also the numerous third-party consultants producing environmental, economic, geological or other studies.

In summary, the Roche Bay project is progressing swiftly and its future looks promising.

Yours sincerely,

Peter Vanderwicken
Chairman

Benjamin J. Cox
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Results

Our profit for the year was $5,294,770, compared to a loss of $1,639,300 for 2007, and during the year a dividend of $4,189,510 was approved and distributed. This shift from loss to profit reflects Roche Bay's transition during the year from a company with an exploration camp and associated expenses to a mineral asset holding company with a joint venture partner carrying out exploration activities. Advanced Explorations, Inc. has now assumed responsibility for financing, managing, and operating the exploration and development program exploiting the Company's Eastern deposits at Roche Bay.

As we are no longer the operator of the project we have greatly reduced development costs in fiscal 2008. A small management team has been retained to *inter alia*, monitor the progress of the project, monitor the achieving of set milestones, and assist the venture partner in any way required to ensure success and achievement of our common aim s. Going forward, we hope to be able to fully fund the Company by selling portions of our ownership of Advanced Explorations share rights over time.

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

ROCHE BAY

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60527

Financial Statements

for the year ended 31 March 2008

DIRECTORS AND OFFICERS

Directors	Appointed	
Benjamin J. Cox	1 Aug 2001	Director, President and Chief Executive Officer
Joseph J. Cox	1 Aug 2001	Director
Peter Vanderwicken	11 Sept 2001	Director, Chairman of the Board
John W. Abernethy	27 Mar 2003	Director
Moshe R. Cohen	26 June 2007	Director and Controller
William B. Johnston	26 June 2007	Director
Duncan J. Kretovich	26 June 2007	Director
Jonathan A. Gershlick	26 June 2007	Director
Daniel M. Botes	20 June 2006	Resigned 8 March 2008
Pelagie Sharp	27 Mar 2003	Resigned 30 June 2007

OFFICERS

Benjamin J. Cox, President and Chief Executive Officer
Moshe R. Cohen, Controller

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Secretary

STM Fidecs Management (Gibraltar) Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

Corporate Counsel

Clyde & Co.
51 Eastcheap
London EC3M 1JP
England

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Directors' Report

The directors submit their report and the audited financial statements for the year ended 31 March 2008.

Corporate Profile

The Company was incorporated in Gibraltar on 11 February 1997. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as RCHBF on www.pinksheets.com with the yearly high price at $12.00 per share, and the low at $2.00 per share.

Activities

At the beginning of the fiscal year the Company held 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada, which contain one of the world's largest undeveloped magnetite (Fe_3O_4) deposits.

On 4 June 2007, the Company concluded an Option and Farm-Out Agreement with Advanced Explorations, Inc. (AXI), a Canadian company, under the terms of which AXI can earn up to a 50.1% interest in four of the Company's leases, those covering the Eastern deposits, by completing certain exploration and development milestones and obtaining a mining permit. The agreement provides that Roche Bay's share of the exploration and development costs to exploit the Eastern deposits will be carried until the receipt of a mining permit. When a mining permit is received, a joint venture with AXI becomes effective; this joint venture, to be managed and operated by AXI, will operate the mining and associated processing facilities on behalf of the two partners. In terms of the agreement, AXI had earned in a 15% share of the Company's Eastern deposit leases at the fiscal year end.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 14.

Borealis Exploration Limited ("Borealis"), the ultimate parent company, transferred in 1997 certain mineral rights to the Company pursuant to the terms of a Mining Rights Transfer Agreement. In exchange for acquiring these rights, the Company issued 5,200,000 shares valued at $52,000 to a subsidiary of Borealis, assumed various existing encumbrances on the mineral properties, and assumed a contingent obligation valued at $1,874,675. This contingent obligation has now been assumed by Borealis Exploration Limited. The Company intends to retain its interest in the 21-year renewable Government of Canada Mineral Leases covering 10,973 acres on the Melville Peninsula.

These financial statements have been prepared in accordance with Gibraltar GAAP (generally accepted accounting principles), with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As of 31 March 2008, the Company had net assets of $18,429,832 (2007 - $5,786,132).

As per the joint venture agreement, Roche Bay obtained certain share purchase rights in AXI as a result of the agreements described above. Roche Bay should be able to, via the sale of some of these Advanced Explorations share rights to fund itself for the next five to seven years. However, there can be no assurance that the Company's efforts to sell the rights will be successful, and Roche Bay may be forced to issue additional equity to fund itself. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Directors' Report (Continued)

Business Review

Roche Bay Magnetite Project

The Company holds 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada. These leases require annual lease payments (at year end exchange rates) of US$10,916 for those leases expiring in 2019, and $11,030 per year for those leases expiring in 2021. All leases are renewable, and are expected to be renewed. At the fiscal year end, AXI had earned in a 15% share of the Company's Eastern leases.

By agreement dated 1 March 1979, the previous leaseholder granted a royalty interest to a third party based on 5% of the crown royalty interest on the 10,973 acres of mining leases currently held. On 6 March 1979, the previous leaseholder granted royalties to third parties based on 18.75% of the crown royalty. There is also a 1/48 net profits interest royalty outstanding as of 1 January 1969.

Dividends

During the year a dividend was declared and paid of one AXI right for every two Roche Bay shares held.

Directors and Their Interests

The directors who served during the year were as stated on page 7.

The interests of the directors in the shares of the Company in the year were as follows.

Director	Shares held at 31 March 2008	Shares held at 31 March 2007
Benjamin J. Cox	42,000	32,000
Joseph J. Cox	8,909	4,000
Peter Vanderwicken	10,982	4,826
John W. Abernethy	30,424	7,500
Jonathan A. Gershlick	1,636	-
William B. Johnston	5,136	-
Duncan J. Kretovich	1,636	-
Moshe R. Cohen	4,000	1,000

The Directors granted the management bonuses totaling 48,000 shares during the financial year upon the closing of the agreements with AXI. The Directors granted another 12,000 shares on 1st June 2007, and consulting agreements with certain former and present members of management provide for an additional 45,000 shares that will be earned out over the next three years with 15,000 shares vesting each June 1st with the strike price at the par value, provided that certain conditions are met.

The Directors also approved, upon recommendation of the Board's Compensation Committee, the allocation to management, directors, staff, and consultants of 10% of the Advanced Explorations share rights received by the Company. The Committee's view was that these individuals had, against substantial difficulty, helped to achieve a transformative series of transactions that are highly beneficial to the Company and its investors. Moreover, since this additional compensation is in the form of share purchase rights in AXI, it is not dilutive to Roche Bay or its shareholders.

Directors' Report (Continued)

This allocation of AXI share purchase rights is per the following table:

Recipient	Percent of Total	Number of Share Rights
Moshe Cohen	5.25%	63,000
Candace Ramcharan	5.25%	63,000
Dirk Swartz	5.25%	63,000
Daniel Botes	8.00%	96,000
Benjamin J. Cox	40.00%	480,000
Joseph J. Cox	6.50%	78,000
John Abernethy	6.50%	78,000
Peter Vanderwicken	6.50%	78,000
Consultants (7 individuals)	16.75%	201,000
Total	100.00%	1,200,000

The Company signed an agreement dated 23 December 2005 to compensate Benjamin J. Cox for his work on the project over the last six years. The terms of compensation were set at $120,000 a year in cash, $264,300 in the form of 88,100 shares, and 480,000 restricted shares. The restricted share grant vests at the rate of 5,000 shares per quarter, and will entirely vest upon the occurrence of any of several material events. During the fiscal year, this contract was earned out via the Advanced Explorations agreements. As of 1st June 2007 no further shares are owed under this agreement.

Directors' Meetings and Compensation

During the fiscal year the Board of Directors held 15 meetings, as well as several informal discussions; all directors except one were present for at least 90% of the meetings.

Each non-executive director, with the exception of the Chairman, receives a monthly fee of $1,800. The Chairman receives a monthly fee of $5,000. These fees may be received, at the option of the entire board in either cash or shares. Shares issued for such compensation for fiscal 2008 were valued at $7.70 per share.

Share Options

As of 31 March 2008, there was outstanding a broker warrant to purchase 10,000 shares at £3 per share by Williams de Broe, a London banking firm.

As part of the Company's financing in April 2006, it agreed to a "ratchet fee" with two institutional investors, RAB Capital and AM^2. The full "ratchet fee" has been provided for in the accounts and is included as provisions in Accounts payable note 7.

Directors' Report (Continued)

Directors' Responsibilities

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Act 1930 and the Gibraltar Companies (Accounts) Act 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The Directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 19 June 2008.

Benjamin J. Cox	Peter Vanderwicken
Director	Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ROCHE BAY PUBLIC LIMITED COMPANY

We have audited the financial statements of Roche Bay plc for the year ended 31 March 2008 set out on pages 14 to 25. These financial statements have been prepared under the Accounting Policies set out on page 18 and 19.

This report is made solely to the Company's members as a body, in accordance with the Companies Act 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

AUDITORS' REPORT (Continued)

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward Looking Statement on page 5.

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2008, and of the profit for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Act 1930 and the Gibraltar Companies (Accounts) Act 1999.

Gibraltar, 19 June 2008

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
For the year ended 31 March 2008

	Note	2008 $	2007 $
Income - interest received		3,239	40,060
Expenditure	11	(6,576,114)	(1,679,360)
Loss for the year on ordinary activities		(6,572,875)	(1,639,300)
Other Income	12	11,867,645	-
Income for the year		5,294,770	(1,639,300)
Dividends paid		(4,189,510)	-
Retained Income (Loss) for the year		1,105,260	(1,639,300)
Accumulated Loss at 1 April 2007		(3,403,549)	(1,764,249)
Accumulated Loss 31 March 2008		$ (2,298,289)	$ (3,403,549)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

STATEMENT OF RECOGNISED GAINS AND LOSSES THROUGH RESERVES

	Note	2008	2007
Increase in the carrying value of mining resources	2	$ 6,410,340	$ -

The notes on pages 18 to 25 form part of these Financial Statements.

BALANCE SHEET
at 31 March 2008

	Note	31 March 2008	31 March 2007
		$	$
Fixed Assets			
Mining Resources	2	12,247,228	6,318,848
Investment Property	3	20,500	61,435
Tangible Movable Fixed Assets	4	-	115,819
Total Fixed Assets		12,267,728	6,496,102
Marketable Securities	5	6,272,343	-
		18,540,071	6,496,102
Current Assets			
Cash at Bank		97,171	164,636
Accounts receivable	6	1,492,063	48,598
Total Current Assets		1,589,234	213,234
Current Liabilities			
Accounts Payable - falling due within the year	7	(1,699,473)	(923,204)
Net Current Liabilities		(110,239)	(709,970)
Total Net Assets		$ 18,429,832	$ 5,786,132
Capital and Reserves			
Called up Share Capital	8,9	72,732	67,914
Share Premium Account	8,9	14,245,049	9,121,767
		14,317,781	9,189,681
Non Distributable Reserve	10	6,410,340	-
Profit and Loss account	9	(2,298,289)	(3,403,549)
Total Shareholders' Funds		$ 18,429,832	$ 5,786,132

Signed on behalf of the Board of Directors on 19 June 2008.

Benjamin J. Cox
Director

Peter Vanderwicken
Director

The notes on pages 18 to 25 form part of these Financial Statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 March 2008

	2008	2007
Net cash outflow from operating activities	(4,495,179)	(1,820,096)
Returns on investments and servicing of finance		
Interest received	3,239	40,060
Cash content of dividends paid	(40,538)	-
Net cash outflow from servicing of finance	$ (37,299)	$ 40,060
Capital expenditure and financial investment		
Marketable securities acquired	(13,000,000)	-
Fixed assets (acquisitions) disposals	267,000	(195,867)
Proceeds of disposal of Marketable Securities	356,900	-
Warrants converted	(87,500)	-
Development cost of mining resource	(102,440)	(1,517,244)
Lease costs of mining resource	(21,675)	(25,928)
Net cash outflow from capital expenditure and financial investment	$ (12,587,715)	$ (1,739,039)
Acquisitions and disposals		
Down payment received from joint venture agreement	278,818	-
Proceeds on sale of 15% share in mining leases	13,000,000	-
Net cash inflow from disposals	$ 13,278,818	$ -
Financing activities		
Shares issued for services	3,773,910	3,683,711
Net cash inflow from financing	$ 3,773,910	$ 3,683,711
Net increase (decrease) in cash resources	$ (67,465)	$ 164,636

CASH FLOW STATEMENT (Continued)

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2008	2007
Operating profit (loss) for the year	5,294,770	(1,639,300)
Interest received	(3,239)	(40,060)
Profit on sale of fixed assets	(124,187)	-
Depreciation of tangible fixed assets	13,942	18,613
Bonus to staff paid in warrants	1,380,000	-
Unrealised loss on marketable securities	1,095,284	-
Profit on sale of warrants	(166,000)	-
Profit on joint venture disposition	(12,672,742)	-
Decrease (Increase) in accounts receivable	(89,276)	(48,598)
Increase (Decrease) in accounts payable	776,269	(110,751)
Net cash outflow from operating activities	$ (4,495,179)	$ (1,820,096)

MOVEMENT IN CASH AND ANALYSIS OF CASH BALANCES

Changes in net cash		
At 1 April 2007	164,636	-
Increase (Decrease) in cash in the year	(67,465)	164,636
At 31 March 2008	$ 97,171	$ 164,636
Analysis of cash balances		
Cash at bank	$ 97,171	$ 164,636

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Act 1930 and the Gibraltar (Companies Accounts) Act 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
These financial statements have been prepared under the Accounting Policies set out below.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Fixed Assets**
Tangible fixed assets and intangible fixed assets are stated at their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on all fixed assets to write off their cost less residual value over their estimated useful lives. The rates in use on a reducing balance method are as follows:

Mining and geological equipment	30%
Vehicles	25%
Other equipment	20%

No depreciation is provided for Investment Property, as the Directors believe that this is an appreciating asset, and is not used for commercial purposes.

e. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet its obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 11.

f. **Mining Resources**
These are stated at cost, together with the increase in carrying value based upon the company's share of development costs incurred by the joint venture partner. Under Gibraltar GAAP these costs include developing and maintaining the property. The policy on amortisation is that this will be charged on a straight-line basis over the period over which commercial mining operations are expected to continue. At present no amortisation is being charged until exploitation begins.

g. **Marketable Securities**
These are carried at the closing quoted prices of securities and instruments held. Any revaluation, gains or losses are dealt with through the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008(Continued)

1. PRINCIPAL ACCOUNTING POLICIES(Continued)

h. Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, goodwill or intangible assets with an indefinite useful life, an impairment test is performed at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The cash flow estimates used for the purpose of calculating the present value of expected future mining production from the Eastern deposits is based on a conservative estimate of the iron ore resource, the current market price of iron ore, less a conservative estimate of the cost of mining the resource.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

2. MINING RESOURCES

	East	West	Total
Balance 1 April 2006	2,400,242	2,375,434	4,775,676
Development Costs	1,517,244	-	1,517,244
Lease payments	9,545	16,383	25,928
Balance 1 April 2007	3,927,031	2,391,817	6,318,848
Development Costs	102,440	-	102,440
Lease payments	11,030	10,645	21,675
	4,040,501	2,402,462	6,442,963
Disposals at cost	(606,075)	-	(606,075)
	3,434,426	2,402,462	5,836,888
Increase in carrying value	6,410,340	-	6,410,340
Balance 31 March 2008	$ 9,844,766	$ 2,402,462	$ 12,247,228

During the year the company concluded an Option and Farm-Out agreement with Advanced Explorations Inc. (AXI). Under the terms of the agreement, AXI can earn up to 50.1% interest in the Eastern deposit leases in return for assuming the exploration and development

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

2. MINING RESOURCES (Continued)

costs, completing certain milestones and ultimately obtaining a permit to build a mine. In addition the company received certain warrants to acquire shares in AXI. AXI have at the fiscal year end incurred approximately $12.8 million of exploration and development costs and in accordance with the agreement have achieved milestones that entitles them to a 15% interest in the resource. The Company has increased the carrying value of its investments in the Eastern deposits by $6,410,340 being 49.9% of the AXI development expenditure. Other development costs and lease payments by the Company have been capitalised. Since the joint venture is in respect of the Eastern deposits only, it has been necessary to split the total amount carried in the books for the two mining resources. All project costs capitalized in fiscal year 2007 were in respect of the Eastern deposits and have been allocated appropriately. Costs incurred prior to fiscal 2007 have been allocated on the basis of acreage since there is insufficient historical information available to identify exactly on which resource costs were actually incurred.

3. INVESTMENT PROPERTY

Investment Residential Property	2008	2007
At Cost - Acquired May 2006	34,173	34,173
Improvements	27,262	27,262
	61,435	61,435
Less - cost of house sold	40,935	-
	$ 20,500	$ 61,435

Houses at Hall Beach

The houses are situated 75 sea kilometres from the mining property and were purchased for use by company staff. They comprise one three-bedroom house built in 1974, and one two-bedroom house built in 1990. The three-bedroom house was sold in November 2007 to Advanced Explorations Inc. for $187,500.

	2008	2007
Directors' estimate of combined market value at 31 March	$ 150,000	$ 260,000

4. TANGIBLE MOVABLE FIXED ASSETS

	2008	2007
At Cost	-	134,432
Less Accumulated depreciation	-	(18,613)
Book Value of Movable Fixed Assets	$ -	$ 115,819

All tangible movable fixed assets were sold in November 2007 to Advanced Explorations Inc.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

5. MARKETABLE SECURITIES

	2008	2007
Shares and warrants in Advanced Explorations Inc.		
250,000 Common Shares	420,000	-
2,776,198 Series A 1 Warrants	3,692,343	-
2,000,000 Series B 1 Warrants	2,160,000	-
	$ 6,272,343	$ -

250,000 Series A 1 warrants converted during the year.
166,000 Series A 1 warrants sold during the year for $356,900.

6. ACCOUNTS RECEIVABLE

	2008	2007
Prepayments	12,000	29,538
Advances to Suppliers	-	9,588
Due from Holding Company	125,873	-
Due from fellow subsidiary	1,354,190	-
Float held by development manager	-	9,472
	$ 1,492,063	$ 48,598

7. ACCOUNTS PAYABLE

	2008	2007
Trade Creditors	301,295	104,822
Former Directors and Staff	235,652	-
Amounts due to Directors	477,526	681,400
Provisions	585,000	64,482
Staff Bonus Shares Accrued	100,000	72,500
	$ 1,699,473	$ 923,204

Amounts due to Directors arise from fees for which the payment has been deferred. Terms are interest free with no terms of repayment.

Ratchet Agreement

As part of the Company's financing in April 2006, it agreed to a "ratchet fee" with two institutional investors, RAB Capital and AM^2, as detailed below.

In the event that the Company did not obtain a major stock market listing by 31 July 2007, the Company undertook to pay the investors a fee equivalent to 1% of money invested per calendar month, for a maximum of 18 months, such fee to be paid in newly-issued shares valued at 300 U.K. pence per share. The ratchet fee shall cease to accrue and shall not be payable in the event that each investor sells any shares.

Under this agreement every month that the company does not complete an I.P.O. after July 31st 2007 the company owes RAB Capital 5,000 shares of Roche Bay and AM^2 670 shares. The Company's remaining maximum liability under this agreement is 50,000 shares to RAB Capital, and 6,700 shares to AM^2. It is highly unlikely that a listing or similar event will take place and thereby avoid 'ratchet fees' for the remaining period. The full remaining "ratchet fee" of $ 576,000 is included in the provisions above.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

8. CALLED UP SHARE CAPITAL

	2008 $	2007 $
Authorised share capital		
10,000,000 ordinary shares @ $0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2006	6,101,610	61,016	5,444,954	5,505,970
Shares issued during the year	689,850	6,898	3,676,813	3,683,711
At 31 March 2007	6,791,460	67,914	9,121,767	9,189,681
Shares issued during the year	481,783	4,818	5,123,282	5,128,100
At 31 March 2008	7,273,243	$ 72,732	$14,245,049	$ 14,317,781

In fiscal 2005 200,000 shares were issued at par to Borealis Technical Limited [Technical] on the understanding that, should these be sold, the proceeds would be for the benefit of the Company. In fiscal 2006 12,227 shares were sold and the proceeds received. As part of the terms of an agreement between the Company and Borealis Exploration Limited [Technical's parent company] the number of shares held under the arrangement was reduced to 178,000. Since then 135,419 shares have been sold by Technical at various prices. The proceeds of these sales have not yet been passed on to the Company. It has been agreed that the latest market price of the shares will be used to quantify the amount due by Technical to the Company. The sum of US$1,354,190 applying the latest market price of $10 has been credited to share premium account and 42,581 shares remain subject to this agreement.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

9. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Non Distributable Reserve $	Profit & Loss Account $	Total $
At 31 March 2006	61,016	5,444,954	-	(1,764,249)	3,741,721
Shares issued during the year	6,898	3,676,813	-	-	3,683,711
Loss for the year	-	-	-	(1,639,300)	(1,639,300)
At 31 March 2007	67,914	9,121,767	-	(3,403,549)	5,786,132
Shares issued during the year	4,818	3,769,092	-	-	3,773,910
Shares sold by Borealis Technical (explained in note 8)	-	1,354,190	-	-	1,354,190
Non distributable reserve	-	-	6,410,340	-	6,410,340
Retained profit for the year	-	-	-	1,105,260	1,105,260
At 31 March 2008	$72,732	$14,245,049	$ 6,410,340	$ (2,298,289)	$18,429,832

10. NON DISTRIBUTABLE RESERVE

	2008 $	2007 $
Development costs borne by joint venture partner	$ 6,410,340	$ -

This represents the increase in carrying value of the company's investment in the Eastern deposits mining resource as a result of exploration and development expenditure incurred by Advanced Explorations Inc.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

11. EXPENDITURE

	2008	2007
	$	$
Administrative Expenditure		
Audit fees	25,478	15,000
Borealis Provided Services	125,000	220,289
Conferences	-	9,079
Consultants	1,486,359	180,575
Directors Fees		
Executive Directors	3,094,511	566,861
Non Executive Directors	297,100	86,400
General Administrative Expenses	41,114	33,757
Professional Fees, Public Relations and Commissions	408,195	415,909
Ratchet Fees	1,020,599	-
Telephone and Communication	15,636	20,732
Travel and Entertainment	62,122	130,758
	$ 6,576,114	$ 1,679,360

12. OTHER INCOME

	2008	2007
Profit on joint venture agreement	12,672,742	-
Unrealised net loss on devaluation of marketable securities	(1,095,284)	-
	11,577,458	-
Profit on disposal of marketable securities	166,000	-
Profit on disposal of fixed assets	124,187	-
	$ 11,867,645	-

The profit on the joint venture agreement represents the market value of the 8,000,000 series A1 warrants and 2,000,000 B1 warrants received from AXI in connection with the disposal of the 15% interest in the Eastern deposits.

13. RELATED PARTY TRANSACTIONS

In addition to related party transactions dsclosed elsewhere in these financial statements, during the year ended 31 March 2008, the Company was charged $125,000 (2007 - $220,289) in fees for administrative services provided by the ultimate parent company.

During the year the Company entered into an agreement with Benjamin Cox and Associates LLC, a company owned by CEO Benjamin Cox. In terms of this agreement, services provided by Benjamin Cox as an officer of the Company are now channeled through Benjamin Cox and Associates LLC. The Company was charged $ 127,338 for these services.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

14. CONTINGENT LIABILITIES

Royalty payment

In 1993, Borealis renegotiated its loan with Mr. G. Gillet, which had been assigned to Boston Safe Deposit & Trust Company (Boston Safe). Under the agreement with Boston Safe, the loan was converted into 10,000 common shares of Borealis and a $ 1,874,675 royalty. The royalty, which is a contingent liability, is to be paid from 25% of the net proceeds from the lease, sale or other disposition, or production on or from its mining properties. To date, $ 2,625 has been paid to Boston Safe. In 1995, Boston Safe assigned its interest to its nominee, Mitlock Limited Partnership.

The liability only becomes payable if the Company sells, disposes or commences production of the mining properties. Consequently under Gibraltar GAAP this liability has been reported as a contingent liability.

As security for payment of the royalty, the group gave an assignment of all receivables derived from its mining properties. Borealis has reassumed 100% of this contingent liability.

15. CANADIAN REAL PROPERTY

Roche Bay's shares could be considered Canadian Real Property, so investors should seek tax advice before trading them.

16. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.

2008
Roche Bay plc
NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Roche Bay plc will be held on 24th day of June 2008, at the hour of 16:00 (Gibraltar time), at the offices of STM Fidecs Management Limited, 8-10 Queensway, Montagu Pavilion, Gibraltar, and by telephone conference call, for the purposes described in this Notice. Members are cordially invited to attend this meeting in person or by telephone.

1. To elect 3 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2009.
3. To table the financial statements for the year ended 31 March 2008.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company
5. To transact further and other business as may properly come before the meeting.

Dated this 2nd day of June 2008.

By Order of the Board of
Roche Bay plc

Peter Vanderwicken
Chairman of the Board

Benjamin J. Cox
Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44-207-900-3292. The proxy will be available for voting on-line at the Roche Bay plc website, www.rochebay.com from 11 June 2008. The proxy will also be accepted if sent in electronic form to proxy@rochebay.com. To attend the meeting via telephone: from the US and Canada is 800-610-4500, and outside the US and Canada +1-701-851-3339. The conference access code is 189814.

Even if you plan to attend the meeting, there is always a possibility that the phone lines may be down at the time of the meeting - sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: http://www.rochebay.com/reports.php .

Roche Bay plc

2008 PROXY

SOLICITED BY MANAGEMENT

I/We ________________________________ being a member of the above Company with shares HEREBY APPOINT Benjamin J. Cox, Peter Vanderwicken, Moshe R. Cohen and STM Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ____________________________ to be my/our proxy to vote for me/us at the meeting of Members of the Company to be held in Gibraltar on the 24th day of June 2008, at the hour of 16:00 hours (Gibraltar Time), or at any adjournment thereof.

(a)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the election of Benjamin J. Cox, Director, for a three year term.
(b)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the election of Jonathan A. Gershlick, Director, for a three year term.
(c)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the election of Duncan Kretovich, Director, for a three year term.
(d)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the appointment of Moore Stephens, Chartered Accountants, Gibraltar, for Auditors of the Company for the year ending 31 March 2009.
(e)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.

Signed this ______ day of _______________ 2008

____

Signature of Member (name to be written as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

Citizenship: ______________________________

Occupation: ______________________________

Phone #: ______________________________

Email: ______________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each Member can vote their Proxy and attend the Meeting and vote in person, or vote electronically. The Record Date for the meeting is 30 APRIL 2008.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This Proxy is acceptable if sent by electronic form to proxy@rochebay.com, and also can be voted at the Roche Bay plc Web Site www.rochebay.com from 11 June 2008. Faxed copies are also acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Roche Bay plc corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the Notice; including the election of directors and the appointment of auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

Roche Bay plc

GIBRALTAR COMPANY NUMBER 60527
INFORMATION CIRCULAR
Fiscal Year 2008

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Roche Bay plc ("the Company") for use at its Annual Meeting of Members to be held 24 June 2008 in Gibraltar and via telephone conference call, with the Record Date of the meeting being 30 April 2007, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2008, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. The Company's accounts are prepared in conformance with Gibraltar GAAP (Generally Accepted Accounting Principles).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 7,273,243 shares were outstanding at the close of business 31 March 2008. Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.rochebay.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@rochebay.gi, or by fax to +44-207-900-3292 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2007 except:

5,200,000 shares are owned and controlled by Roche Bay Holdings (Barbados) Limited (which is a 98% indirectly owned subsidiary of Borealis Exploration Limited), which is 71.50% of the outstanding shares. A further 2,500 shares are owned and controlled by Borealis Technical Limited (which is a 98% indirectly owned subsidiary of Borealis Exploration Limited), which is 0.034% of the outstanding shares; making Borealis Exploration Limited's total holdings 71.53% of the outstanding shares.

5. ELECTION OF DIRECTORS:

Director	**Remaining Term**
Benjamin J. Cox	up for election
Jonathan A. Gershlick	up for election
Duncan Kretovich	up for election
Joseph J. Cox	2 years
William B. Johnston	2 years
Peter Vanderwicken	2 years
John W. Abernethy	1 year
Moshe R. Cohen	1 year

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for the term specified for each, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 1 June 2008.

BENJAMIN J. COX became a Director of the Company on 1 August 2001. He became President 6 September 2000, and was appointed Chief Executive Officer on 23 March 2003. He is a member of the Executive and Strategy Committees. He speaks regularly at iron and steel industry events and writes an industry blog at BenjaminCox.com. He also regularly consults with investment funds and banks about the mining industry. He is the founder and former CEO of the LinuxFund.org, a charity devoted to advancing Linux and other Open Source Software, where he worked from March 1999 to February 2002. He has an M.B.A. from Portland State University and a B.A. from Brandeis University. Benjamin J. Cox beneficially owns directly or indirectly 42,000 shares of Roche Bay plc.

JONATHAN A. GERSHLICK became a Director of the Company on 26 June 2007 and is a nominee for re-election to a three-year term. Mr. Gershlick is an economic advisor for the U.K. Government for the last 12 years. His work currently involves providing the economic rationale for Government policy and strategy in the government's business department. His previous jobs have included macroeconomic forecasting, advising on policies to promote productivity and business growth, and appraising labour market policies. He holds a B.A. in Economics from the University of Liverpool and a M.Sc. in Economics from the University of Southampton. Jonathan A. Gershlick beneficially owns directly 1,636 shares of Roche Bay plc.

DUNCAN KRETOVICH became a Director of the Company on 26 June 2007 and is a nominee for re-election to a three-year term. For the past 12 years Professor Kretovich has been the academic director of the Master of Science in Financial Analysis program at Portland State University in Portland, Oregon. As part of his university duties he has been an advisor to a number of entrepreneurs. His corporate finance experience is with the Dayton-Hudson Company (now Target) where he managed annual expense planning and implementation of the capital budgeting control system. While teaching at the University of Michigan-Flint he served on the board of directors of the Farm Credit Bank of East Central Michigan. He continues to teach company-specific accounting and finance courses and topics at MASCO Corporation in Taylor, Michigan as well as at MASCO's European offices. He received his Ph.D. in finance and accounting from Michigan State University. Duncan Kretovich beneficially owns directly or indirectly 1,636 shares of Roche Bay plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

JOHN W. ABERNETHY became a Director of the Company on 27 March 2003. Mr. Abernethy is the Principal of JW Abernethy Management & Consulting Ltd., a personal services consultancy established in 1984 to provide an international clientele of open pit miners and resource project developers with planning and operations advice. He is a Life Member of the Alberta Professional Engineers and Geophysicists Association. Mr. Abernethy's experience includes hands-on management of all phases of major civil construction projects and open pit mines, including feasibility and detailed planning studies and physical operations. Project venues include numerous remote Northern Canadian locations, Australia and South America. John W. Abernethy beneficially owns directly or indirectly 30,424 shares of Roche Bay plc.

MOSHE R. COHEN became a Director of the Company on 26 June 2007. Mr. Cohen has been the Controller of the Company since May 2006 and is one of its two officers. Mr. Cohen served for many years as Financial Director of a large Toyota dealership in Johannesburg, South Africa. Following his move to Israel in 1997, he served on a number of Boards of an Israeli retirement facility called Beth Protea Group, while at the same time acting as financial and business consultant to V Care Medical Systems in Bangalore, India. He is a Chartered Accountant with an Honours Degree in Accounting from the University of South Africa. Moshe R. Cohen beneficially owns directly or indirectly 4,000 shares of Roche Bay plc.

JOSEPH J. COX became a Director of the Company on 1 August, 2001. Mr. Cox is currently a financial software design consultant working with DaimlerChrysler Asia Pacific among others. Prior to this, he worked with WheelTug plc from January 2006 to August 2006. While at WheelTug he developed marketing and financial models that laid the groundwork for the business' current business plans. While with Sabrix, Inc. (from November 2000 to June 2002), he guided the development of enterprise-level international transaction tax software which is now in use by HP, GE, Amazon, Cisco, DaimlerChrysler and others. Mr. Cox has a Masters in Financial Analysis from Portland State University and a Bachelors of Arts in Intellectual History from the University of Pennsylvania. Joseph J. Cox beneficially owns directly or indirectly 8,909 shares of Roche Bay plc.

WILLIAM B. JOHNSTON became a Director of the Company on 26 June 2007. Mr. Johnston is a trustee and previously was Chairman of the Street Trustee Family Company Limited (STFC), a company formed to represent the interests of the Clark family in C&J Clark Limited. Previously he spent 25 years with C&J Clark, a large privately owned shoe company.

ending as a main board director. During that time, he was, among other matters, responsible for the management of their engineering company; property interests in the U.K.; retailing interests in the U.K. and France, and for making a major acquisition in the U.S. Mr. Johnston also served for 11 years as bursar of a graduate college in Cambridge University. He holds an M.A. from Oxford University and an M.S. from Carnegie Mellon University. William B. Johnston beneficially owns directly or indirectly 8,636 shares of Roche Bay plc.

PETER VANDERWICKEN became a Director of the Company on 11 September 2001 and became Chairman on 23 February 2006. He is also a member of the Executive, Audit and Strategy Committees of the Company. Mr. Vanderwicken is a private investor who retired in 2004 upon the sale of Plumstead Group, Inc., a publishing and consulting firm he owned. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, and Power Chips plc. He holds an A.B. degree in history from Princeton University. Peter Vanderwicken beneficially owns directly or indirectly 10,982 shares of Roche Bay plc.

STM Fidecs Management (Gibraltar) Limited became Corporate Secretary of the Company on 21 May 2001.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. INSURANCE:

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Exploration Limited is paid an annual retainer fee for managing certain administrative functions on behalf of the Company.

9. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 10 June 2008

Roche Bay plc

Benjamin J. Cox
President and Chief Executive Officer

END